Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Cambridge Antibody Technology

2)	Name of shareholder having a major interest

Janus Capital Group

3)

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a  holding of that person's spouse or children under the age of 18

Non-beneficial

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in 2) above

5)	Number of shares/amount of stock acquired

N/A

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

Not known

8)	Percentage of issued class

Not known

9)	Class of security

Ordinary shares

10)	Date of transaction

Not known

11)	Date company informed

12 November 2004

12)	Total holding following this notification

1,040,000

13)	Total percentage holding of issued class following this notification

2.53%

14)	Any additional information

The shares in the Company are held by Janus on behalf of various Janus clients fir investment purposes and not to exercise control over the Company.

15)	Name of contact and telephone number for queries

Justin Hoskins, 01223 898589

16)	Name and signature of authorised company official responsible for making this notification

Diane Mellet, Company Secretary

Date of notification 12 November 2004